File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑            Form 40-F ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐            No ☑.
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .]

EXHIBIT INDEX

Exhibit Title	Page

A. Financial Statements & Independent Auditor’s Report as of and for year ended December 31 2005 & 2004	1- 57

B. Signature	58

MACRONIX INTERNATIONAL CO., LTD.
FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS’ REPORT
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004
The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.
The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China on Taiwan and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of a Report Originally Issued in Chinese
Independent Auditors’ Report
To the Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.
     We have audited the accompanying balance sheets of Macronix International Co., Ltd. as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholders’ equity, and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Magic Pixel Inc. as of and for the years ended December 31, 2005 and 2004. As of December 31, 2005 and 2004, the Company’s long-term investments in those companies amounted to NT$89.25 million, representing 0.20% of total assets, and NT95.03 million, representing 0.18% of total assets, respectively, and the related investment (loss) gain recognized amounted to NT$(38.25) million, representing (0.56)% of net loss before tax, and NT$0.39 million, representing 0.18% of net gain before tax for the years then ended, respectively. The financial statements of those investee companies have been audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to data included for those companies, is based solely on the reports of the other auditors.
     We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Macronix International Co., Ltd. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, in conformity with generally accepted accounting principles in the Republic of China.
     As discussed in Note 3 to the financial statements, effective January 1, 2005, the Company adopted the R.O.C. Statement of Financial Accounting Standards No.35, Accounting for Asset Impairment, to account for the impairment of its assets.
     The Company has prepared consolidated financial statements as of and for the year ended December 31, 2005. We have expressed a modified unqualified audited opinion on those consolidated financial statements.
DIWAN, ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS
Taipei, Taiwan
Republic of China
March 8, 2006
Notice to Readers
The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
December 31, 2005 and 2004
(Amounts in thousand New Taiwan Dollars)

	Notes	December 31, 2005	December 31, 2004
ASSETS
Current assets
Cash and cash equivalents	2, 4(1)	$9,419,483	$9,708,408
Notes receivable (net)	4(3)	4,232	100,008
Accounts receivable (net)	2,4(4)	1,547,144	1,929,934
Receivables from related parties (net)	2,4(5),5	1,106,381	453,932
Other receivables (net)	4(6)	132,239	210,799
Other receivables from related parties (net)	4(7),5	38,379	—
Inventories (net)	2,4(8)	3,541,355	4,772,035
Prepaid expenses		435,539	483,591
Deferred income taxes-current (net)	2,4(25)	—	—
Restricted cash — current	6	1,928,913	2,108,219

Total current assets		18,153,665	19,766,926

Long-term equity investments	2, 4(9)	1,664,628	2,553,698

Property, plant and equipment	2, 4(10), 6
Land		598,076	598,076
Buildings and facilities		15,832,072	23,664,591
Production equipment		49,765,749	46,437,875
Transportation equipment		24,554	24,299
Leased equipment		—	1,754,540
Leasehold improvements		2,419	2,419
Research and development equipment		2,360,747	1,181,918
Office furniture and fixtures		810,847	833,052

Total property, plant and equipment		69,394,464	74,496,770
Less: Accumulated depreciation		(53,522,352)	(49,347,756)
Add: Construction in progress		20,408	32,651
Prepayments for equipment		264,134	2,086,749

Net property, plant and equipment		16,156,654	27,268,414

Intangible assets	2
Software		86,028	146,792
Deferred charges		668,467	770,663

Total intangible assets		754,495	917,455

Other assets
Idle assets (net)	4(11)	—	—
Assets to be disposed (net)	4(12)	5,300,000	—
Refundable deposits		4,798	4,972
Deferred income taxes — noncurrent (net)	2,4(25)	1,679,428	1,877,391
Other assets		17,792	43,884

Total other assets		7,002,018	1,926,247

Total assets		$43,731,460	$52,432,740

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	4(13), 6	$130,000	$1,042,282
Short-term notes	4(14)	—	99,924
Accounts payable		1,884,444	1,620,591
Payables to related parties	5	147,182	129,127
Income taxes payable	2, 4(25)	163,966	163,966
Accrued expenses		1,585,228	1,558,292
Payables to equipment suppliers		147,748	327,151
Current portion of debentures	2, 4(17), 6	3,000,000	437,093
Current portion of long-term debts	4(15), 6	1,635,295	1,759,376
Current portion of capital lease obligations	4(16), 6	—	303,446
Other current liabilities		59,097	54,776

Total current liabilities		8,752,960	7,496,024

Long-term liabilities
Debentures	2,4(17),6	—	3,000,000
Long-term debts	4(15), 6	5,777,743	7,313,038

Total long-term liabilities		5,777,743	10,313,038

Other liabilities
Accrued pension cost	2,4(26)	369,617	278,656
Refundable deposits — in		143	349
Others	2,4(9)	272,597	—

Total other liabilities		642,357	279,005

Total liabilities		15,173,060	18,088,067

Shareholders’ equity
Capital	4(18)
Common shares		49,952,963	50,352,963
Capital Reserve	4(20)
Additional paid-in capital		—	315,704
Adjustments to long-term equity investments		57,990	39,945
Retained earnings
Accumulated deficits	4(22)	(21,388,090)	(13,886,018)
Other adjustments
Unrealized loss on long-term investments	2, 4(9)	—	(1,351,527)
Cumulative translation adjustments	2, 4(9)	77,902	62,042
Treasury stock	2, 4(23)	(142,365)	(1,188,436)

Total shareholders’ equity		28,558,400	34,344,673

Total liabilities and shareholders’ equity		$43,731,460	$52,432,740

See accompanying notes to financial statements.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2005 and 2004
(Amounts in thousand New Taiwan Dollars except per share data)

		For the year ended December 31,
Description	Notes	2005	2004
Sales revenue	2,4(27),5	18,659,616	$23,065,969
Less: Sales returns		(51,408)	(23,345)
Sales discounts		(40,943)	(92,176)

Net sales revenue	2,4(27),5	18,567,265	22,950,448
Cost of goods sold	4(28), 5	(18,602,999)	(18,950,337)

Gross (loss) profit		(35,734)	4,000,111
Plus: Unrealized profit as of January 1	2	9,635	2,141
Less: Unrealized profit as of December 31	2	(9,635)	(9,635)

Realized gross (loss) profit		(35,734)	3,992,617

Operating expenses	2,4(28),5
Selling expenses		(599,701)	(670,689)
Administrative expenses		(1,123,706)	(1,213,556)
Research and development expenses		(2,907,017)	(2,519,996)

Total operating expenses		(4,630,424)	(4,404,241)

Operating loss		(4,666,158)	(411,624)

Non-operating income
Interest income		87,303	93,735
Gain on disposal of assets	2,5	3,724	5,841
Gain on disposal of investments		412,587	278,857
Reversal of allowance for bad debts	2	49,774	6,119
Reversal of inventory loss provision	2,4(8)	482,926	943,939
Others		142,558	200,042

Total non-operating income		1,178,872	1,528,533

Non-operating expenses
Interest expense		(288,717)	(614,813)
Net loss from equity investments	2,4(9)	(2,428,456)	(127,246)
Foreign exchange loss	2	(96,876)	(143,947)
Loss on assets impairment	2,3,4(12)	(510,482)	—
Others		(17,410)	(13,211)

Total non-operating expenses		(3,341,941)	(899,217)

(Loss) income before taxes		(6,829,227)	217,692
Income tax expense	2,4(25)	(197,962)	—

Net (loss) income		$(7,027,189)	$217,692

Net (loss) income before taxes per share	2,4(24)	$(2.34)	$0.08

Net (loss) income per share	2,4(24)	$(2.41)	$0.08

Diluted net (loss) income before taxes per share	2,4(24)	$(2.34)	$0.08

Diluted net (loss) income per share	2,4(24)	$(2.41)	$0.08

Pro-forma data: assuming that the Company’s shares owned by subsidiaries were not treated as treasury stock
Net (loss) income		$(7,043,761)	$221,787

Net (loss) income per share	2,4(24)	$(2.42)	$0.08

Diluted net (loss) income before taxes per share	2,4(24)	$(2.35)	$0.08

Diluted net (loss) income per share	2,4(24)	$(2.42)	$0.08

See accompanying notes to financial statements.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2005 and 2004
(Amounts in thousand New Taiwan Dollars)

					Unrealized Loss	Cumulative
		Common Shares		Accumulated	on Long-term	Translation
Description	Common Shares	to be Registered	Capital Reserve	Deficits	Investments	Adjustments	Treasury Stock	Total
Balance as of January 1, 2004	$44,027,583	$274,936	$7,931	$(14,062,333)	$(1,859)	$189,712	$(1,188,436)	$29,247,534
Conversion of convertible debentures	1,075,380	(274,936)	—	(41,377)	—	—	—	759,067
Issuance of Global Depository Receipts	5,250,000	—	315,704	—	—	—	—	5,565,704
Adjustments of capital reserve from equity investees	—	—	32,014	—	—	—	—	32,014
Unrealized losses on long-term investments	—	—	—	—	(1,349,668)	—	—	(1,349,668)
Net income for the year ended December 31, 2004	—	—	—	217,692	—	—	—	217,692
Cumulative translation adjustments	—	—	—	—	—	(127,670)	—	(127,670)

Balance as of December 31, 2004	$50,352,963	$—	$355,649	$(13,886,018)	$(1,351,527)	$62,042	$(1,188,436)	$34,344,673

Balance as of January 1, 2005	$50,352,963	$—	$355,649	$(13,886,018)	$(1,351,527)	$62,042	$(1,188,436)	$34,344,673
Appropriation and distribution of 2004 retained earnings:
Capital reserve used to cover accumulated deficits	—	—	(315,704)	315,704	—	—	—	—
Net loss for the first half year, 2005	—	—	—	(6,578,361)	—	—	—	(6,578,361)
Cancellation of treasury stock	(400,000)	—	—	(646,071)	—	—	1,046,071	—
Net loss for the second half year, 2005	—	—	—	(448,828)	—	—	—	(448,828)
Adjustments of capital reserve from equity investees	—	—	18,045	—	—	—	—	18,045
Unrealized losses on long-term investments	—	—	—	—	1,351,527	—	—	1,351,527
Cumulative translation adjustments	—	—	—	—	—	15,860	—	15,860
Adjustments of accumulated deficits from equity investees	—	—	—	(144,516)	—	—	—	(144,516)

Balance as of December 31, 2005	$49,952,963	$—	$57,990	$(21,388,090)	$—	$77,902	$(142,365)	$28,558,400

See accompanying notes to financial statements.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005 and 2004
(Amounts in thousand New Taiwan Dollars)

	For the year ended December 31,
Description	2005	2004
Cash flows from operating activities:
Net (loss) income	$(7,027,189)	$217,692
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	6,728,480	7,083,563
Reversal of allowance for bad debts	(49,774)	(6,119)
Reversal of inventory loss provision	(482,926)	(943,939)
Net loss from equity investments	2,428,456	127,246
Cash Dividend	—	17,755
Loss on assets impairment	510,482	—
Gain on disposal of short-term investments	(412,587)	(32,575)
Gain on disposal of long-term equity investments	—	(246,282)
Amortization	423,011	458,508
Deferred income taxes	197,963	9,254
Gain on disposal of assets	(3,724)	(5,841)
Net changes in operating assets and liabilities:
Accrued pension cost	90,961	95,789
Notes receivable	95,776	58,319
Accounts receivable	461,044	296,558
Receivables from related parties	(669,395)	20,061
Inventories	1,723,896	203,551
Other receivables	78,560	(4,268)
Other receivables from related parties	(49,911)	—
Prepaid expenses	37,762	(76,399)
Notes payable	—	(197,650)
Accounts payable	263,853	(116,608)
Payables to related parties	18,055	(72,677)
Accrued expenses	26,936	(22,934)
Income taxes payable	—	(51,250)
Other current liabilities	11,769	(6,916)
Decrease in reserve for redemption of debentures	(17,706)	(336,725)

Net cash provided by operating activities	4,383,792	6,468,113

Cash flows from investing activities:
Decrease (increase) in restricted cash	179,306	(707,735)
Decrease in short-term investments	466,654	32,575
Additions to long-term equity investments	(83,942)	(82,685)
Purchase of property, plant and equipment	(1,739,183)	(2,765,326)
Proceeds from disposal of long-term equity investments	—	314,515
Proceeds from disposal of property, plant and equipment	1,694	3,471
Decrease in refundable deposits-asset	174	8,025
Additions to intangible assets	(132,963)	(541,370)
Decrease in other assets	26,092	49,370

Net cash used in investing activities	(1,282,168)	(3,689,160)

Cash flows from financing activities:
Net (decrease) increase in short-term debts	(912,282)	227,633
Net (decrease) increase in short-term notes	(99,924)	99,924
(Decrease) increase in refundable deposits-liability	(206)	206
Net (decrease) increase in long-term debts	(1,659,376)	240,881
Net decrease in capital lease obligations	(303,446)	(655,071)
Net decrease in debentures	(415,315)	(8,409,094)
Issuance of Global Depository Receipts	—	5,565,704

Net cash used in financing activities	(3,390,549)	(2,929,817)

Net decrease in cash and cash equivalents	(288,925)	(150,864)
Cash and cash equivalents at beginning of period	9,708,408	9,859,272

Cash and cash equivalents at end of period	$9,419,483	$9,708,408

Supplemental disclosures of cash flow information:
Interest paid (excluding capitalized interest)	$285,532	$642,833

Income tax paid	$6,454	$53,143

Non-cash activities:
Current portion of debentures transferred to current liabilities	$3,000,000	$437,093

Current portion of long-term debts transferred to current liabilities	$1,635,295	$1,759,376

Current portion of capital lease obligations transferred to current liabilities	$—	$303,446

Conversion of convertible debentures	$—	$759,067

Unrealized losses (profits) on long-term equity investments	$(1,351,527)	$1,349,668

Cumulative translation adjustments	$15,860	$(127,670)

Adjustments of capital reverse from equity investees	$18,045	$32,014

Capital reserve used to cover accumulated deficits	$315,704	$—

Cancellation of treasure stock	$1,046,071	$—

Adjustments of accumulated deficits from equity investees	$(144,516)	$—

Cash paid for purchase of property, plant and equipment:
Payables to equipment suppliers at January 1, 2005	$327,151	$541,755
Add: Purchases of property, plant and equipment	1,559,780	2,550,722
Less: Payables to equipment suppliers at December 31, 2005	(147,748)	(327,151)

Cash paid	$1,739,183	$2,765,326

See accompanying notes to financial statements.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(Amounts in thousands except shares, per share data and percentages)
1.	Organization and Business

The Company

Macronix International Co., Ltd. (the “Company”) was incorporated in the Hsinchu Science Park (“HSP”), Taiwan, under the laws of the Republic of China (the “R.O.C.”) on December 9, 1989. The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. The Company’s stock was listed on the Taiwan Stock Exchange Corporation (TSEC) since March 15, 1995. Starting May 1996 and April 2004, the Company listed its shares of stock on the NASDAQ Stock Market and the Luxembourg Stock Exchange in the forms of American Depositary Shares (“ADS”) and Global Depositary Shares (“GDS”), respectively.

As of December 31, 2005 and 2004, the Company’s employees totaled 3,529 and 3,593, respectively.

2.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared in accordance with R.O.C.’s “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and generally accepted accounting standards. Significant accounting policies are summarized as follows:

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so close to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities within three months are considered cash equivalents.

Short-term Investments

Short-term investments are recorded at cost and carried at lower of cost or market value on the balance sheet date using the weighted average cost method. Market value for publicly traded securities or close-ended funds are based on average closing prices during the latest months of the financial period, while those of open-ended funds are determined based on net assets value. Cost of short-term investments is carried at weighted average value. Share dividends do not result in change in cost basis.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
Foreign Currency Translation and Transaction

The Company maintains its accounting records in New Taiwan dollars (“NT Dollars” or “NT$”), the national currency of the Republic of China. Transactions denominated in foreign currencies are recorded in NT Dollars using the exchange rates in effect at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains and losses are included in the statements of operations.

The assets and liabilities of the foreign subsidiaries are translated into NT Dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the relevant period. Translation gains and losses are included as a component of shareholders’ equity.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the Company’s credit policy, the collectibility and aging analysis of notes and accounts receivable and other receivables.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials, supplies and unallocated freight-in. Net realizable value is used to determine the market value of work in process, finished goods and merchandise purchased. The lower of cost or market method is applied to each major category of inventory. A slow-moving reserve is provided based on inventory aging.

Long-term Investments
(1)	Long-term investments in which the Company holds an interest less than 20% and does not possess significant influence are accounted for under the cost method. Publicly traded investees are evaluated at period end using Lower of Cost or Market Value method, with unrealized losses recorded under shareholders’ equity. Non-public investees are carried at cost unless circumstances showing an impairment with little possibility of recovery. In such cases a loss is recorded.

(2)	Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over within 5-7 years. Adjustment to capital reserve is required when holding percentage changes due to unproportional subscription to investee’s new shares issued. If capital reserve is insufficient, retained earning is adjusted.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(3)	Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are (a) eliminated in accordance with the Company’s ownership percentage if the Company does not possess control; or (b) eliminated entirely if the Company possess control. Unrealized intercompany gains and losses arising from upstream with investees accounted for under the equity method are eliminated in accordance with the Company’s ownership percentage regardless of the Company’s controlling power. Unrealized profit from transactions between the Company and its equity investees is recorded as a deduction to gross profit, while deferred profit is treated as a current liability.

(4)	For equity investees in which the Company does not possess control, the Company recognizes its investee’s losses only to the extent the Company’s long-term investment on that investee reaches zero. However, if the Company intends to provide further financial support for the investee company, or the investee company’s losses are temporary and there exists sufficient evidence showing imminent return to profitable operations, then the Company shall continue to recognize investment losses in proportion to the stock ownership percentage. Such credit long-term investment balance shall first offset the advance (if any) the Company made to the investee company, the remaining shall be recorded under other liabilities. For equity investees in which the Company possesses control, the Company recognizes its investee’s total losses unless other investors are obligated to and have the ability to assume a portion of the loss. When a long-term investment is disposed of, the difference between the selling price and book value of such investments is treated as a disposal gain or loss.

(5)	In addition, the related additional paid-in capital is proportionally adjusted and recognized as a gain or loss.

(6)	Effective January 1, 2005, consolidated financial statements are required for the Company and its investees, whether the Company directly or indirectly owns more than 50% of the investee’s shares or exercises control.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)
Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings and facilities	5 to 20 Years
Production equipment	5 Years
Transportation equipment	5 Years
Leased equipment	5 Years
Leasehold improvements	5 Years
Research and development equipment	5 Years
Office furniture and fixtures	2 to 5 Years
Properties serve in operations beyond their original estimated service lives are further depreciated over their newly estimated service lives based on the residual value.

Major improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred. Disposition gains or losses are presented under non-operating income or expenses.

Equipment held for non-operating purposes is transferred to idle asset and is valued at the lower of net realizable value or book value. Depreciation derived from idle assets is recorded under non-operating expenses.

Capital Lease Obligations

Capital leases are carried at lower of fair value or present value of aggregate future lease payments less related costs, alone with related liabilities. Estimated useful lives are based on lease terms for purpose of depreciation. Exception applies when the Company has first-in-line privilege to renew the lease, or when the Company is awarded ownership of leased property at the end of lease with no additional cost. In such cases, the lease term does not affect estimation of useful lives for leased assets. The lease obligation is amortized over the lease term using effective interest method. Rental expenses are charged as operating leases, as opposed to depreciation charged for capital leases.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
Intangible Assets

Intangible assets are recorded at cost and amortized over estimated useful lives using straight-line method. Royalties and issuing costs of debentures are amortized based on contract terms and durations of the debentures, respectively. Computer software is amortized over three years, while other intangible assets are amortized over 1~5 years.

Asset Impairment

On January 1, 2005 the Company adopted R.O.C. Statement of Financial Accounting Standards No.35, “Accounting for Assets impairment“. The Company is required to perform (1) goodwill impairment tests annually on a reporting unit level; and (2) evaluate whether indicators of impairment exist for assets subject to guidelines set forth under the Statement. The Statement requires that such assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Unrecoverable losses shall be recognized. Recognized losses on goodwill impairment shall not be reversed subsequently. For non-goodwill assets impaired in prior periods, a gain shall be recognized to the extent that such assets’ carrying value do not exceed original value less associated depreciation or amortization.

Revenue Recognition

Revenue is recognized in accordance with R.O.C. Statement of Financial Accounting Standards No. 32, “Accounting for Revenue Recognition.”

Capital Expenditures vs. Expenses

Unless immaterial in aggregate, expenditures are capitalized if they increase future service potential of assets. All others are expensed as incurred.

Convertible Bonds

The interest-premium of puttable convertible bonds, which is the difference between the specified put price and the par value, is amortized using the interest method and is recognized as a liability over the period from the issuance date of the bonds to the expiry date of the put option. If the bondholder does not exercise the put option, the interest-premium, which has been recognized as a liability, is amortized over the period from the expiry date to the maturity date using the interest method. However, if at the expiry date the market value of the common stock under conversion exceeds the put price, the interest-premium should be credited to additional paid-in capital.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
The cost of issuing convertible bonds is recorded as deferred assets and is amortized over the period from the issuance date of the convertible bonds to the expiry date of the put option.

When bondholders exercise their conversion rights, the book value of convertible bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realization of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that the Company’s earnings shall be retained.

Income tax credits resulting from the acquisition of equipment, research and development expenditures, employee training and investment in equity stock are recognized in the period that such expenditures, training and investment occur.

Employee Retirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. In accordance with the Labor Standards Law of the R.O.C., the Company makes monthly contributions equal to 2 % of its wages and salaries. The fund, established during 1990 to meet employees’ retirement benefit entitlements, is administered by the Employees’ Retirement Fund Committee and is registered under the committee’s name. Accordingly, the pension fund is not included in the Company’s financial statements.

The Company adopted, on a prospective basis, R.O.C. Statement of Financial Accounting Standards No. 18, “Accounting for Pensions” in 1996. The Statement requires that the pension plan assets and the benefit obligations be determined on an actuarial basis. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized on a straight-line basis over the employees’ average remaining service period of about twenty-five years.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
Effective July 1, 2005, “Labor Pension Act” (LPA) requires employees to select pension programs under “Labor Standards Law” (LSA, old regulation) or “Labor Pension Act” (new regulation). For employees follow LPA, the regulation requires that the servicing years under old regulation (LSA) being retained for purpose of calculating the Company’s pension liability. In addition, employer’s monthly contribution under LPA shall be no less than 6% of the employee’s monthly wages.

Derivative Financial Instruments

A foreign forward exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company’s forward contracts are designated as hedges. The differences in the New Taiwan dollars amounts translated using the spot exchange rate and the amounts translated using the contracted forward rates on the contract date are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

Earnings Per Share

In accordance with R.O.C. Statement of Financial Accounting Standards No.24, “Earnings per Share,” the Company presents basic earnings per share if a simple capital structure exists; or both basic earnings per share and diluted earning per share if a complex capital structure exists. Basic earnings per share is equal to the net income (loss) attributable to common shares divided by the weighted-average number of common shares. When diluted earnings per share is calculated, the numerator includes or adds back potential common stock dividends, interest and other conversion revenues (expenses). The denominator includes all potential dilutive common shares.

Treasury Stock

In accordance with the R.O.C. Statement of Financial Accounting Standards No.30, “Accounting for Treasury Stock,” treasury stock is accounted for under cost method. Under the method, the gross cost of shares reacquired is charged to treasury stock, which is presented as a contra-equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. In addition, the Company’s shares owned by its subsidiaries are treated as treasury stock.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
Compensating Employees’ Stock Option Plan

Effective January 1, 2004, the Company adopted intrinsic value method for its compensating employees’ stock option plans. Under the method, the excess of the market price over exercise price at the plan date is adjusted under shareholders’ equity and expensed over grantee’s service periods. Disclosure of pro forma information for net income and earnings per share using fair value method is required.
3.	Reason and Effect of Accounting Changes

Effective January 1, 2005, the Company adopted accounting treatment for assets defined under R.O.C. Statement of Financial Accounting Standards No.35, “Accounting for Assets Impairment.” Restatements to prior periods financial statements caused by the Statement is not allowed. As of December 31, 2005, such adoption reduced the long-term equity investments by NT$431,621, and assets to be disposed by NT$510,482. Net loss for the year 2005 increased by NT$942,103 and basic EPS decreased by NT$0.32.

Effective January 1, 2005, the Company adopted accounting treatment for long-term investment defined under R.O.C. Statement of Financial Accounting Standards No.5, “ Accounting for Long -Term Equity Investment.” Such adoption had no significant influence on the Company’s financial statements as of and for the year ended December 31, 2005.
4.	Significant Accounts
(1)	Cash and Cash Equivalents

	2005.12.31	2004.12.31
Petty cash	$480	$330
Checking and savings accounts	5,712,189	1,544,172
Time deposits	2,600,031	109,000
Cash equivalents — short-term papers	1,106,783	8,054,906
Total	$9,419,483	$9,708,408

(2)	Short-term investment (net)

	2005.12.31	2004.12.31
Chantek Electronic Co., Ltd.	$—	$—

Market value	$—	$10,007

Short-term investments were not pledged.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(3)	Notes Receivable

	2005.12.31	2004.12.31
Notes receivable	$4,232	$100,008
Less: Allowance for doubtful accounts	—	—

Net	$4,232	$100,008

(4)	Accounts Receivable

	2005.12.31	2004.12.31
Accounts receivable	$1,625,358	$2,077,644
Less: Allowance for sales return and discount	(8,758)	—
Allowance for doubtful accounts	(69,456)	(147,710)

Net	$1,547,144	$1,929,934

(5)	Receivables from related parties

	2005.12.31	2004.12.31
Accounts receivable	$1,126,771	$457,376
Less: Allowance for doubtful accounts	(20,390)	(3,444)

Net	$1,106,381	$453,932

(6)	Other Receivables

	2005.12.31	2004.12.31
Tax receivable	$108,688	$164,185
Interest receivable	10,151	44,994
Others	24,664	12,884

Total	143,503	222,063
Less: Allowance for doubtful accounts	(11,264)	(11,264)

Net	$132,239	$210,799

(7)	Other receivables from related parties

	2005.12.31	2004.12.31
Other receivables	$49,911	$—
Less: Allowance for doubtful accounts	(11,532)	—

Net	$38,379	$—

The receivable above have passed due dates and were therefore reclassified to other receivable.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(8)	Inventories

	2005.12.31	2004.12.31
Merchandise	$122,448	$135,351
Raw materials	138,585	141,908
Supplies	118,993	79,228
Work in process	3,842,102	5,216,875
Finished goods	1,714,150	2,384,630
Unallocated freight-in	37	325

Total	5,936,315	7,958,317
Less: Allowance for market value decline and obsolescence	(2,394,960)	(3,186,282)

Net	$3,541,355	$4,772,035

(a)	Inventories were not pledged.

(b)	The insurance coverage for inventories amounted to NT$5,956,464 and NT$5,907,000 as of December 31, 2005 and 2004, respectively.
(9)	Long-Term Equity Investments

	2005.12.31		2004.12.31
	Amount	%	Amount	%
Accounted for under equity method:
Macronix (BVI) Co., Ltd.	$—	100.00%	$1,779,346	100.00%
Kang Bao Investment, Ltd.	484,075	100.00%	477,181	100.00%
Hui Ying Investment, Ltd.	264,637	100.00%	401,276	100.00%
Run Hong Investment, Ltd.	291,341	100.00%	362,742	100.00%
Macronix America Inc.	147,754	100.00%	154,841	100.00%
Macronix (Hong Kong) Co., Ltd.	—	—%	177,180	100.00%
MaxNova Inc.	10,242	50.00%	21,858	50.00%
Magic Pixel Inc.	89,252	39.92%	95,032	48.76%
Joyteck Co., Ltd.	—	18.18%	4,375	18.18%
Procomm Inc.	—	38.38%	—	38.38%
Less: Treasury stock owned by subsidiaries	(142,365)		(142,365)

Subtotal	1,144,936		3,331,466

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

	2005.12.31		2004.12.31
	Amount	%	Amount	%
Accounted for under cost method:
Chien Cheng Venture Capital Co., Ltd.	80,000	15.38%	80,000	15.38%
Honbond Venture Capital Co., Ltd.	120,000	15.00%	120,000	15.00%
Quality Test System, Inc.	—	14.64%	—	14.64%
Ardentec Corporation	261,192	8.83%	261,192	9.20%
United Industrial Gases Co., Ltd.	58,500	3.18%	58,500	3.24%
Powertech Technology Inc.	—	—%	34,432	1.09%
Chipbond Technology Inc.	—	—%	19,635	0.63%

Subtotal	519,692		573,759

Total	1,664,628		3,905,225
Less: Allowance for market value decline	—		(1,351,527)

Net	$1,664,628		$2,553,698

a.	Hui Ying Investment Ltd. held 6,023,152 shares of the Company, which amounted to NT$142,365 as of December 31, 2005 and 2004. These shares were accounted for as treasury stock.

b.	The Company recognized NT$(2,428,456) (including NT$4,000 gain on amortization of capitalized expertise of Magic Pixel Inc.; and NT$3,679 loss on written-off of unamortized goodwill caused by prior unproportionate capital raising by Macronix (Hong Kong) Co., Ltd.) and NT$127,246 of long-term equity investment (losses) gains for the years ended December 31, 2005 and 2004, respectively, based on the equity investees’ audited statements for the relevant periods.

c.	The financial statements of the foreign equity investees were translated into NT dollars. For the years ended December 31, 2005 and 2004, translation adjustments increased (decreased) by NT$15,860 and NT$(127,670), respectively.

d.	The amounts of unrealized market value (decline) increase recognized on Macronix (BVI) Co., Ltd. for the years ended December 31, 2005 and 2004 by NT$(1,351,527) and NT$1,349,668 respectively. As of December 31, 2005, Macronix (BVI) Co., Ltd. recognized a USD$47,709,496 permanent loss in its cost method investment in Tower Semiconductor Ltd.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
e.	In 2001, Quality Test System, Inc. applied for a reduction of paid-in capital to offset accumulated deficit. The Company has provided the investment loss in full for the permanent diminution of investment in this investee.

f.	Chipbond Technology Inc. (“Chipbond”) went public on GreTai Securities Market (“GTSM”) in 2002. The Company was required by GTSM to deposit 1,790,000 shares as Macronix (BVI) Co., Ltd. represented on Chipbond’s Board. Under GTSM regulation, such deposit shall not be transferred or pledged. As of March 31, 2005, the Company has withdrawn all deposited shares. Such investment was reclassified to short-term investment in 2005 because of the change in the Company’s holding purpose. All the shares of Chipbond were disposed as of March, 2005.

g.	Powertech Technology Inc. (“Powertech”) went public on GTSM in 2003. The Company, representing on Powertech’s Board, was required by GTSM to deposit 6,771,225 shares. Under GTSM regulation, such deposit shall not be transferred or pledged. Such investments were reclassified to short-term investments in March and May, 2005, respectively. All the shares of Powertech were disposed as of September, 2005.

h.	Equity investee Procomm Inc. had a negative equity balance as of December 31, 2005 and was therefore accounted for under other liabilities.

i.	Ardentec Corporation (“Ardentec”) went public on GTSM in 2005. The Company was required to deposit 25,026,183 shares with book value of NT$227,916 by GTSM as the Company represented on Ardentec’s Board. Under GTSM regulation, such deposit shall not be transferred or pledged. The company holds 28,679,983 shares with book value NT$261,192 as of December 31, 2005.

j.	Equity investee Joyteck Co., Ltd. had a negative equity balance as of December 31, 2005 and was therefore accounted for under other liabilities.

k.	Macroix (BVI) Co., Ltd., a wholly-owned subsidiary, had a negative equity balance as of December 31, 2005 and was therefore accounted for under other liabilities.

l.	On April 26, 2005, the Company had a common control transaction under which Macronix (Hong Kong) Co., Ltd. was transferred from the Company to Macronix (BVI) Co., Ltd.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
m.	Macronix (BVI) Co., Ltd., Kang Bao Investment, Ltd., Hui Ying Investment, Ltd., Run Hong Investment, Ltd., Macronix America Inc., MaxNova Inc., Joyteck Co., Ltd., and Magic Pixel Inc., in which the Company holds an interest of more than 50% or possesses control, are included in the consolidated financial statements as of and for the year ended December 31, 2005.

n.	Except as discussed above, no other long-term equity investments were pledged or subjected to restriction.

o.	Other liabilities

	2005.12.31		2004.12.31
	Amount	%	Amount	%
Accounted for under equity method:
Macronix (BVI) Co., Ltd.	$237,357	100.00%	$—	—%
Procomm Inc.	29,838	38.38%	—	—%
Joyteck Co., Ltd.	5,402	18.18%	—	—%

Total	$272,597		$—

Please refer to note 4(9) (h) (j) and (k) for further discussion.
(10)	Property, Plant and Equipment
a.	Total interest expense (including capitalized interest) for the years ended December 31, 2005 and 2004 amounted to NT$369,461 and NT$647,280, respectively. Capitalized interests were as follows:

	For the year ended December 31,
Item	2005	2004
Buildings and facilities	$862	$222
Production equipment	79,882	32,245
Total	$80,744	$32,467

Effective interest rates	3.05%	3.81%

b.	The insurance coverage for property, plant and equipment amounted to NT$61,122,530 and NT$58,548,355 as of December 31, 2005 and 2004, respectively.

c.	Please refer to note 6 “Assets Pledged as Collateral” for a summary of property, plant and equipment pledged.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(11)	Idle Assets

	2005.12.31	2004.12.31
Cost:
Production Equipment	$13,043	$—
Accumulated Depreciation:
Production Equipment	(13,043)	—

Net	$—	$—

The Company’s depreciation on idle assets were NT$0 for both periods presented.
(12)	Assets to be disposed

	2005.12.31	2004.12.31
FABIII Cost	$8,030,938	$—
Accumulated Depreciation	(2,220,456)	—
Loss on Impairment Assets	(510,482)	—

Net	$5,300,000	$—

a.	The Company recognizes assets impairment loss by NT$510,482 based on expected fair value of FAB III. Please refer to note 9 “Significant Subsequent Events”.

b.	Assets to be disposed which were pledged as a security for loans will be rescinded on the first quarter of 2006 since the related loans have been reimbursed as of December 31, 2005. Please refer to note 6 “Assets Pledged as Collateral” for a summary of assets to be disposed.
(13)	Short-term Debts

	2005.12.31	2004.12.31
Working capital loans	$130,000	$700,000
Letter of credit loans (Due within 180 days)	—	342,282

Total	$130,000	$1,042,282

a.	The Company’s unused short-term lines of credit amounted to NT$5,010,276 (NT$41,750 of which requires pledges) and NT$5,043,237 (NT$324,757 of which requires pledges) as of December 31, 2005 and 2004, respectively.

b.	The interest rates of short-term debts is 1.7% and ranged from 0.58% to 3.47% as of December 31, 2005 and 2004, respectively.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(14)	Short-term Notes
a.	There were no short-term notes outstanding as of December 31, 2005.

b.	As of December 31, 2004:

	Interest Rate	Period	Amount
Commercial Papers	1.43463%	2003.10.29-2005.01.21	$100,000
Less: Discount			(76)

Net			$99,924

c.	The Company’s unused short-term lines of credit for short-term notes amounted to NT$200,000 (NT$20,000 of which requires pledges) and NT$300,000 (NT$220,000 of which requires pledges) as of December 31, 2005 and 2004, respectively.
(15)	Long-term Debts

	Interest Rate		Amount
Secured Loan	2005.12.31	2004.12.31	2005.12.31	2004.12.31
Medium-term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007 with variable interest rates	3.47%	4.45%	$58,400	$102,200

Medium-term loans from 14 banks, repayable in various installments starting July 1999 with variable interest 41,070 rates (current outstanding portion is repayable in 10 semi-annual installments starting January 2000 and (Including June 2001, respectively)	—%	2.68%~4.04%	—	USD1,000,000)

Medium-term loan from one bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	3.47%	4.45%	706,638	775,024

Medium-term loan from one bank, repayable in 17 quarterly installments from April 2002 with variable interest rates	—%	5.255%	—	94,120

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

	Interest Rate		Amount
Secured Loan	2005.12.31	2004.12.31	2005.12.31	2004.12.31
Medium-term loan from one bank, repayable in 8 semi-annual installments from June 2003 with variable interest rates	2.92%	5.025%	100,000	200,000

Medium-term loan from 20 banks, repayable in 10 semi-annual installments from March 2005 with variable interest rates	2.66%	2.579%	5,648,000	7,060,000

Medium-term loan from one bank, repayable in full at maturity with variable interest rates	1.75%	1.50%	800,000	800,000

Medium-term loan from one bank, repayable in nine quarter installments from December 2006 with variable interest rates	2.81%	—%	100,000	—

Total			7,413,038	9,072,414

Less: Current portion			(1,635,295)	(1,759,376)

Net			$5,777,743	$7,313,038

a.	The Company’s unused long-term lines of credit amounted to NT$500,000 and NT$0 as of December 31, 2005 and 2004, respectively.

b.	Please refer to note 6 “Assets Pledged As Collateral” for long-term debts.
(16)	Capital Lease Obligations
a.	In 2001, the Company entered into a capital lease agreement with Nintendo for equipments with a cost of NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. The lease obligation is repayable in 36 monthly installments from July 31, 2002 to June 30, 2005. During the lease period, the Company is not allowed to modify or sublease the equipment. The ownership of the equipment will be unconditionally transferred to the Company at the end of the lease term.

(a)	The agreement was matured at June 30, 2005.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(b)	As of December 31, 2004, lease obligation under the agreement was as follows:

Year	2004.12.31
2005.01.01~2005.06.30	$306,533
Less: unrealized interest expense	(3,087)

Current portion	$303,446

b.	Please refer to note 6 “ Assets Pledged As Collateral” for capital lease obligations.
(17)	Debentures

	2005.12.31	2004.12.31
CB I	$—	$209,200
Secured II	3,000,000	3,000,000
ECB IV	—	3,171
ECB V	—	202,944
Add: Reserve for redemption of convertible bonds	—	21,778

Total	3,000,000	3,437,093
Less: Current portion of debentures	(3,000,000)	(437,093)

Net	$—	$3,000,000

a.	The Company issued five-year unsecured domestic convertible bonds (“CB I”) on December 12, 2002. Main terms of the issue were as follows:
(a)	Total amount: NT$3,200,000. As of December 31, 2005, an aggregate principal amount of NT$2,990,800 of CB I has been converted; the principal amount of NT$73,700 has been repurchased by the Company from the market; the principal amount of NT$20,400 has been redeemed under the request of the Company, the related debt extinguishment gain of NT$778 was recorded under non-operating income for 2005. And the principal amount of NT$115,100 has been redeemed under the request of bondholders. As of December 31, 2005, outstanding principal amount was NT$0.

(b)	The interest rate at par: 0%.

(c)	Duration:G5 years (from December 12, 2002 to December 11, 2007)

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(d)	Redemption at maturity/Redemption at the option of the Company:
(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The bonds may be redeemed, in whole or in part, at the option of the Company at any time on or after March 13, 2003 and prior to November 1, 2007 at an early redemption price, ranging from 100% to 103.75% of the principal amount, if (i) the closing price of the Company’s shares for each of the 30 consecutive trading days is at least 150% of the conversion price then in effect; or (ii) the bonds outstanding are less than NT$320,000.
(e)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, at 110.07% and 115.87% of par from 30 days before December 11, 2005 and 2006, respectively.

(f)	Conversion:
(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and ten days before maturity.

(ii)	The conversion price was NT$11 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. The conversion price was NT$11 from the issuance date to June 26, 2003 and then was reset to NT$8.8 after June 27, 2003. As of December 31, 2005, the conversion price was NT$8.7.

(iii)	The conversion price will be subject to adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set forth in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issuance of common shares in cash.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(iv)	In addition to the adjustments to conversion price as stated in (iii) above, conversion price is also subject to “special conversion price reset” in a manner set forth in the offering circular.
(g)	Trading Place: Taiwan.
b.	On October 29, 2001, the Company issued NT$3,000,000 of five-year secured debentures (“Secured II”) due in October 2006 with a stated interest rate of 3.3%. Secured II was guaranteed by 20 banks in total of NT$3,099,000. The interest expense is repayable annually while the bonds will be paid in full at maturity.

c.	The Company issued five-year unsecured overseas convertibles bonds (“ECB IV”) on February 7, 2002. Major terms of the issuance were as follows:
(a)	Total amount: USD$169,224. As of December 31, 2005, the Company repurchased and canceled USD$166,124 of the bonds from the market; USD$3,000 has been redeemed under the request of bondholders; While USD$100 has been redeemed under the request of the Company.

For the years ended December 31, 2005 and 2004, the related debt extinguishment gain of NT$422 and NT$63,070 was recorded under non-operating income, respectively.

(b)	Method of interest payment and redemption on the maturity date: 0.5% per annum. Interest is to be paid on each February 7 of each year. Upon maturity, the bondholders may present the bonds to the Company at 116.372% of the principal amount.

(c)	Duration: 5 years (from February 7, 2002 to February 7, 2007)

(d)	Redemption at maturity/Redemption at the option of the Company:
(i)	Redemption at maturity

Unless previously redeemed, converted, purchased or cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issuance date in accordance with the agreement.
(e)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, at 107.845% of par on August 9, 2004.

(f)	Conversion:
(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds and up to January 8, 2007.

(ii)	The conversion price was NT$31.32 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure.
(g)	Trading places: U.S.A., Europe and Asia (except Taiwan) and listed on the Luxembourg Stock Exchange.
d.	The Company issued five-year unsecured overseas convertible bonds (“ECB V”) on February 10 and March 4, 2003. Major terms of issuance were as follows:
(a)	Total amount: USD$90,000. As of December 31, 2005, an aggregate principal amount of USD$84,500 has been redeemed under the request of bondholders, while USD$5,500 of the bonds has been converted. For the years ended December 31, 2005 the related debt extinguishment gain of NT$300 was recorded under non-operating income.

(b)	Interest rate at par: 0% per annum.

(c)	Duration: 5 years (from February 10, 2003 to February 10, 2008)

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(d)	Redemption at maturity/Redemption at the option of the Company:
(i)	Redemption at maturity

Unless previously redeemed, converted, purchased, or cancelled, the Company will redeem each bond at its redemption price equal to 100% of the outstanding principal amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time on or after November 11, 2003 and prior to August 10, 2004, and any time on or after August 11, 2004 and prior to February 10, 2008, at a price equal to the Early Redemption Amount (as defined in the offering circular) of the principal amount. The Company may also redeem the bonds, in whole but not in part, at any time prior to February 10, 2008 at the Early Redemption Amount, if at least 90% of the bonds have already been redeemed, repurchased and cancelled, or converted.
(e)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on February 10, 2004, February 10, 2005, February 10, 2006 and February 10, 2007 at the redemption price equal to 100%, 102%, 104% and 106% of the outstanding principal amount, respectively.

(f)	Conversion:
(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and on or before January 11, 2008.

(ii)	The conversion price was NT$12.06 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure.

(iii)	The conversion price will be subject to adjustments (in the manner set forth in the Indenture) upon the occurrence of certain events set forth in the Indenture, including, among other things, the declaration of dividend in common shares, stock splits, consolidations, and the issue of common shares in cash.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
(iv)	In addition to the adjustments to conversion price as stated in (iii), conversion price will be also subject to “special conversion price reset” in a manner set forth in the offering circular.
(g)	Trading places: listed on the Luxembourg Stock Exchange.
(18)	Capital Stock

As of January 1, 2004, the Company’s authorized and issued common shares amounted to NT$65,500,000 and NT$44,027,583, divided into 6,550,000,000 (including 650,000,000 shares and 972,241,695 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively) and 4,402,758,305 shares at par value of NT$10, respectively.

Up to December 31, 2005, 328,078,360 common shares were issued for conversion of unsecured domestic convertible bonds (“CB I”). The Board approved to set measurement dates at April 7, July 10, November 4, 2003 and February 27, April 27, July 12, and October 27, 2004, respectively. In the Board Meeting held on October 27, 2004, the Board reduced the shares reserved for such bonds to 864,703,672 shares. All common shares issued for the conversions discussed above were approved by Ministry of Economic Affairs of the R.O.C. and were registered.

Up to December 31, 2005, 15,941,093 common shares were issued for conversion of unsecured overseas convertible bonds (“ECB V”). The Board approved to set measurement dates at April 27 and July 12, 2004, and registration has been completed.

On June 27, 2003, the Annual General Meeting authorized the Board of Directors to issue 525,000,000 common shares with NT$10 at par value by means of 13,125,000 Global Depositary Shares (“GDS”). Each GDS represents 40 common shares. The GDS offering was listed on Luxembourg Stock Exchange on April 5, 2004 and issued at a premium of NT10.87317 per common share. After April 13, 2004, GDS holders may elect to convert GDS into common shares or request a sale of GDS for cash. All common shares issued for GDS were registered and measurement dates was on April 5, 2004.

On August 8, 2005 the Board of directors approved to cancel 40,000,000 common shares which repurchased in 2002. Registration has been completed.

In order to improve the financial structure and to offset accumulated deficits, the Provisional Meeting

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
•	f Shareholders held on November 16, 2005 approved to cancel 2,079,474,542 shares amounted to NT$20,794,745. The cancellation of common stocks has been approved by the R.O.C. SFC. As of March 8, 2006, registration has not been completed.

As of December 31, 2005, the Company’s authorized and issued common shares amounted to NT$65,500,000 and NT$49,952,963, divided into 6,550,000,000 shares (including 650,000,000 and 864,703,672 shares reserved for future exercise of employee stock options and conversion of convertible bonds, respectively) and 4,995,296,328 shares at par value of NT$10, respectively.

As of December 31, 2005, 3,100,000 and 21,761,093 common shares in the forms of 77,500 GDS and 2,176,109 ADS, respectively, were traded on Luxembourg Stock Market and NASDAQ Stock Market, respectively.
(19)	Employee Stock Option Plans

The Company has five employee stock option plans (“2001 plan”, “2002 plan”, “2003 plan”, “2004 plan” and “2005 plan”) approved by the R.O.C. SFC to grant options up to 80,000,000 units, 170,000,000 units, 200,000,000 units, 200,000,000 units and 200,000,000 units, respectively. Each stock option may subscribe for one share by the delivery of new shares of the Company. Unless granted stock options were revoked for illegal acts or violation of the Company’s Code of Conducts, the options are exercisable for up to 50%, 75%, and 100% after two years, three years, and four years from the grant date respectively. As of December 31, 2005, none of the employee’s stock options has been exercised.

Information with respect to each stock option plan is as follows:
a.	2001 plan

		Outstanding				Current Period
	Total Units	Units	Earliest	Expiration	Exercise Price	Market Price
Grant Dates	Issued	(Note 1)	Exercisable Dates	Dates	(Note 2)	High	Low
2002.01.16	71,768,500	—	2004.01.16	2008.01.15	20.10	7.20	3.03
2002.05.06	560,000	—	2004.05.06	2008.05.05	19.80	7.20	3.03
2002.10.01	1,507,000	112,000	2004.10.01	2008.09.30	11.10	7.20	3.03
2002.12.16	6,164,500	217,000	2004.12.16	2008.12.15	11.30	7.20	3.03
Total	80,000,000	329,000	Total options authorized: 80,000,000
b.	2002 plan

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

		Outstanding				Current Period
	Total Units	Units	Earliest	Expiration	Exercise Price	Market Price
Grant Dates	Issued	(Note 1)	Exercisable Dates	Dates	(Note 2)	High	Low
2002.10.01	150,000,000	87,286,500	2004.10.01	2008.09.30	11.10	7.20	3.03
2002.12.16	10,284,500	4,149,000	2004.12.16	2008.12.15	11.30	7.20	3.03
2003.04.07	2,753,500	1,802,500	2005.04.07	2009.04.06	9.20	7.20	3.03
Total	163,038,000	93,238,000	Total options authorized: 170,000,000
c.	2003 plan

		Outstanding				Current Period
	Total Units	Units	Earliest	Expiration	Exercise Price	Market Price
Grant Dates	Issued	(Note 1)	Exercisable Dates	Dates	(Note 2)	High	Low
2003.06.13	193,212,000	138,906,453	2005.06.13	2009.06.12	7.75	7.20	3.03
2003.11.04	829,000	496,000	2005.11.04	2009.11.03	9.00	7.20	3.03
2004.03.11	685,000	314,000	2006.03.11	2010.03.10	12.90	7.20	3.03
2004.03.30	785,000	553,000	2006.03.30	2010.03.29	12.20	7.20	3.03
2004.04.27	749,000	749,000	2006.04.27	2010.04.26	14.10	7.20	3.03
Total	196,260,000	141,018,453	Total options authorized: 200,000,000
d.	2004 plan

		Outstanding				Current Period
	Total Units	Units	Earliest	Expiration	Exercise Price	Market Price
Grant Dates	Issued	(Note 1)	Exercisable Dates	Dates	(Note 2)	High	Low
2004.04.09	176,972,000	151,214,500	2006.04.09	2010.04.08	14.55	7.20	3.03
2004.04.27	4,919,000	2,626,000	2006.04.27	2010.04.26	14.10	7.20	3.03
2004.06.02	2,176,000	1,780,000	2006.06.02	2010.06.01	11.00	7.20	3.03
2004.08.11	5,015,500	4,054,500	2006.08.11	2010.08.10	9.25	7.20	3.03
2004.10.27	4,466,000	3,393,000	2006.10.27	2010.10.26	7.05	7.20	3.03
2005.01.28	4,428,500	3,988,500	2007.01.28	2011.01.27	7.05	7.20	3.03
2005.03.07	1,172,000	888,000	2007.03.07	2011.03.06	6.88	7.20	3.03
Total	199,149,000	167,944,500	Total options authorized: 200,000,000
e.	2005 plan

		Outstanding				Current Period
	Total Units	Units	Earliest	Expiration	Exercise Price	Market Price
Grant Dates	Issued	(Note 1)	Exercisable Dates	Dates	(Note 2)	High	Low
2005.08.08	188,958,500	186,129,500	2007.08.08	2011.08.07	5.84	7.20	3.03
2005.08.29	7,978,500	7,530,500	2007.08.29	2011.08.28	5.83	7.20	3.03
2005.10.25	2,372,000	2,372,000	2007.10.25	2011.10.24	5.81	7.20	3.03
Total	199,309,000	196,032,000	Total options authorized: 200,000,000
(Note 1) As of December 31, 2005, none of the employee’s stock options has been exercised.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
Outstanding units were lesser than those issued due to waiver or employees’ departure.
(Note 2) Exercise prices are subject to adjustments in the event that changes occur to the capital structure.
f.	All options under 2001 plan were granted to qualified employees before December 16, 2002. In addition, options under 2002 plan, 2003 plan and 2004 plan were all granted to qualified employees before April 7, 2003, April 27, 2004 and March 7, 2005 with the exception of 6,962,000 expired units, 3,740,000 expired units and 851,000 expired units, respectively. Grants dated after January 1, 2004 under 2003 and 2004 stock option plans were accounted for under intrinsic value method required by Taiwan Securities and Future Commission. As of December 31, 2005, information relating to the compensating stock options granted in 2004 and 2005 was as follows:

	Total Units		Earliest Exercisable
Grant Dates	Issued	Outstanding Units	Dates	Exercise Price
2004.03.11	685,000	314,000	2006.03.11	12.90
2004.03.30	785,000	553,000	2006.03.30	12.20
2004.04.09	176,972,000	151,214,500	2006.04.09	14.55
2004.04.27	5,668,000	3,375,000	2006.04.27	14.10
2004.06.02	2,176,000	1,780,000	2006.06.02	11.00
2004.08.11	5,015,500	4,054,500	2006.08.11	9.25
2004.10.27	4,466,000	3,393,000	2006.10.27	7.05
2005.01.28	4,428,500	3,988,500	2007.01.28	7.05
2005.03.07	1,172,000	888,000	2007.03.07	6.88
2005.08.08	188,958,500	186,129,500	2007.08.08	5.84
2005.08.29	7,978,500	7,530,500	2007.08.29	5.83
2005.10.25	2,372,000	2,372,000	2007.10.25	5.81
Total	400,677,000	365,592,500
For the years ended December 31, 2005, and 2004, no compensation expense were recognized as exercise prices higher than or equaled to market prices of the underlying stocks on the grant dates.
g.	Pro forma information under fair value method using Black-Scholes Option Pricing Model is as follows:

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

	Fair Value	Dividend	Volatility factors for	Risk-free	Weighted-average
Grant Dates	(NT$)	Yield	expected market price	Interest Rate	Expected life
2004.03.11	6.08	0%	56.20%	1.55%	4.38
2004.03.30	5.68	0%	56.10%	1.55%	4.38
2004.04.09	6.77	0%	56.60%	1.55%	4.38
2004.04.27	6.64	0%	57.50%	1.55%	4.38
2004.06.02	5.17	0%	57.40%	1.55%	4.38
2004.08.11	4.32	0%	56.90%	1.55%	4.38
2004.10.27	2.96	0%	55.00%	1.68%	4.38
2005.01.28	2.15	0%	53.10%	1.75%	4.38
2005.03.07	2.28	0%	52.90%	1.75%	4.38
2005.08.08	2.62	0%	53.50%	1.95%	4.38
2005.08.29	1.42	0%	54.10%	1.95%	4.38
2005.10.25	1.10	0%	52.10%	2.05%	4.38
h.	The respective information of the units and weighted average exercise price for stock option plans as follows:

	For the year ended December 31,
	2005		2004
		Weighted		Weighted
		average		average
Stock options	Units	exercise price	Units	exercise price
Number of outstanding units as of January 1	432,778,218	$11.21	284,990,625	$9.13
Granted units	204,909,500	5.87	195,767,500	14.18
Expired units	(39,125,765)	10.75	(47,979,907)	10.89

Number of outstanding units as of December 31	598,561,953	9.42	432,778,218	11.21

Number of exercisable units as of December 31	139,425,852	9.42	49,938,950	11.11

The weighted average fair value of the options granted in current period	$2.55		$6.59

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)
i.	For the year ended December 31, 2005, the compensation expense recognized under fair value method would have been NT$513,301. The Company’s pro-forma information is set forth as follows:

For the year ended December 31, 2005
Basic Earnings Per Share
Net income-as reported	$(7,027,189)

Earnings per share-as reported	$(2.41)

Net loss-pro forma	$(7,540,490)

Earnings per share-pro forma	$(2.59)

For the year ended December 31, 2004, the compensation expense recognized under fair value method would have been NT$338,091. The Company’s pro-forma information is set forth as follows:

	For the year ended December 31, 2004
	Basic Earnings Per Share	Diluted Earnings Per Share
Net income-as reported	$217,692	$217,692

Earnings per share-as reported	$0.08	$0.08

Net loss-pro forma	$(120,399)	$(120,399)

Earnings per share-pro forma	$(0.04)	$(0.04)

(20)	Capital Reserve

According to the R.O.C. Company Law, capital reserve (from the paid-in capital and donated surplus) can only be used for offsetting accumulated deficits or distribution of stock dividends. The Company cannot use the capital reserve to offset accumulated deficits unless the legal reserve is insufficient for offsetting such deficits.

On May 25, 2005, the Company’s shareholders approved a resolution at the Annual General Meeting to use the capital reserve of NT$315,704 to offset its accumulated deficits.
(21)	Legal Reserve

According to the R.O.C. Company Law, 10% of the Company’s net income, after deducting previous years’ losses, if any, must be set as a legal reserve prior to any distribution until such reserve is equal to the Company’s paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company’s shareholders through the issuance of additional common shares in the form of a stock dividend.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS– (continued)
(Amounts in thousands except shares, per share data and percentages)
(22)	Income Distributions
a.	The Company’s Articles of Incorporation, revised on May 3, 2000, provide that net income, after deducting the previous years’ losses and the appropriation to the legal reserve (“Distributable Earnings”), may be appropriated or distributed proportionally as follows:
(a)Dividend to shareholders at 83% of Distributable Earnings; (b) Employee bonuses at 15% of Distributable Earnings; and (c) Remuneration for directors’ and supervisors’ services at 2% of Distributable Earnings.

Distributions, except for the remuneration for directors and supervisors, may be made in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the Annual General Meeting. The Company’s Articles of Incorporation provide that no more than 20% of any distribution to shareholders and employees should be made in cash and employee bonuses will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis. Furthermore, with the approval of the shareholders at such meetings, the dividend and bonuses may be held wholly or partially as retained earnings for distribution in future years. Distributions are not deductible in the determination of taxable income.

b.	Information related to the distributions of the remuneration for directors and supervisors and employees’ bonuses is as follows:
(a)	No distribution in 2004 due to the Company’s accumulated deficits status;

(b)	Information related to employees’ bonuses and remuneration for directors’ and supervisors’ services, approved by the Board of Directors’ and the Shareholders’ Annual General Meetings, is accessible on the website of Taiwan Stock Exchange Corporation.
c.	For the year ended December 31, 2004, the discounts for shares issued for the conversion of CB I was NT$41,377.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS– (continued)
(Amounts in thousands except shares, per share data and percentages)
(23)	Treasury Stock
a.	Movement of the Company’s treasury stock is as follows:

(a)For the year ended December 31, 2005

	Beginning	Current period	Current period	Ending
Purpose	(2005.01.01)	increase	decrease	(2005.12.31)
Employees Stock Options	40,000 thousand shares	—	40,000 thousand shares (Note)	—

(Note) Per R.O.C. Company Law Article 167-1, treasury stock shall be transferred to employees within 3 years. The portion not transferred in 3 years shall be cancelled.

(b)For the year ended December 31, 2004

	Beginning	Current period	Current period	Ending
Purpose	(2004.01.01)	increase	decrease	(2004.12.31)
Employees Stock Options	40,000 thousand shares	—	—	40,000 thousand shares

b.	According to the Stock Exchange Regulations of Taiwan, total shares repurchased cannot exceed 10% of the Company’s issued stock. Further, total repurchased amount cannot exceed the sum of retained earnings and the realized capital reserve. Based on the Company’s audited financial statements for the years ended December 31, 2005, the maximum common shares allowed to repurchase were 499,530,000 shares, and the maximum amount allowed to repurchase were NT$0. The Company did not repurchase any common shares as of December 31, 2005.

c.	In accordance with the Stock Exchange Regulations of Taiwan, treasury stock cannot be pledged, voted or eligible to receive dividends.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS– (continued)
(Amounts in thousands except shares, per share data and percentages)
d.	Effective January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock. The treasury stock transactions for the years ended December 31, 2005 and 2004 were as follows:

					Disposals			Ending balance
	Beginning balance		Additions				Selling			Market
Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	Price	Shares	Amount	Value
For the year ended December 31, 2005
Hui Ying Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	$—	6,023,152	$142,365	$27,036

For the year ended December 31, 2004
Hui Ying Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	$—	6,023,152	$142,365	$43,608

(24)	Basic Earnings Per Share

The Company has a complex capital structure due to the issuance of convertible bonds and employee stock option plans. The Company presented basic earnings per share for the year ended 2005 as the convertible bonds and stock options possessed an anti-dilutive effect on the Company’s earnings per share. Nevertheless, the Company presented basic and diluted earnings per share for the comparative period in 2004 as its convertible bonds and stock options possessed diluted effect if the have been fully converted and exercised. The calculation of the weighted-average numbers of shares is as follows:

	For the year ended
	December 31,
	2005	2004
Numbers of common shares outstanding as of January 1	4,995,296,328	4,390,251,943
Bonds converted to common shares for the year ended December 31, 2004 (80,044,385 shares)	—	61,669,886
Issuance of 525,000,000 common shares for Global Depositary Receipts on April 5, 2004	—	388,729,508
Cancellation of common stock on February 16, 2006	(2,079,474,542)	—
Retroactive adjustment for cancellation of common stock on February 16, 2006	—	(2,015,097,916)

Subtotal	2,915,821,786	2,825,553,421

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS– (continued)
(Amounts in thousands except shares, per share data and percentages)

	For the year ended
	December 31,
	2005	2004
Less: Retroactive adjustments of treasury stock owned by subsidiaries	(3,515,795)	(3,515,795)
Weighted-average numbers of shares outstanding	2,912,305,991	2,822,037,626
Potential common shares: Dilutive effect of employee stock options	—	18,900,447

Dilutive weighted average number of shares	2,912,305,991	2,840,938,073

For the year ended December 31, 2005:

	Amount (numerator)		Shares	Earning per share
	Before tax	After tax	(Denominator)	Before tax	After tax
Basic EPS
Net loss (Note)	$(6,829,227)	$(7,027,189)	2,912,305,991	$(2.34)	$(2.41)

(Note) Diluted EPS equaled to basic EPS as the potential common shares would have anti-diluted effect on the Company’s net loss for the years ended December 31, 2005.
For the year ended December 31, 2004:

	Amount (numerator)		Shares	Earning per share
	Before tax	After tax	(Denominator)	Before tax	After tax
Basic EPS
Net income	$217,692	$217,692	2,822,037,626	$0.08	$0.08

Dilutive effect:
Employee stock option	—	—	18,900,447

Diluted EPS	$217,692	$217,692	2,840,938,073	$0.08	$0.08

Pro Forma Information:
Assuming the Company’s shares owned by its subsidiaries were not treated as treasury stock:
For the year ended December 31, 2005:

	Amount (numerator)		Shares	Earnings per share
	Before tax	After tax	(Denominator)	Before tax	After tax
Basic EPS
Net loss	$(6,845,799)	$(7,043,761)	2,915,821,786	$(2.35)	$(2.42)

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS– (continued)
(Amounts in thousands except shares, per share data and percentages)
For the year ended December 31, 2004:

	Amount (numerator)		Shares	Earnings per share
	Before tax	After tax	(Denominator)	Before tax	After tax
Basic EPS
Net income	$221,787	$221,787	2,825,553,421	$0.08	$0.08

Diluted effect:
Employee stock options	—	—	18,900,447

Diluted EPS	$221,787	$221,787	2,844,453,868	$0.08	$0.08

(25)	Income Taxes
a.	The Company’s unused investment tax credits as of December 31, 2005 were as follows:

Year incurred	Unused amount	Year expired
2001	$1,359,358	2006
2002	588,746	2007
2003	539,497	2008
2004	432,040	2009

Total	$2,919,641

Such tax credits were included in Deferred Income Tax Assets.

b.	According to the R.O.C. Income Tax Law, operating loss can be carried forward for 5 years. As of December 31, 2005, the unutilized loss carry forwards were as follows:

Year incurred	Unused amount	Year expired
2002	$6,044,712	2007
2003	8,495,431	2008
2004	224,673	2009
2005 (estimated)	2,617,454	2010

Total	$17,382,270

The tax effects of such amounts were included in Deferred Income Tax Assets.

c.	The Company’s income tax returns for the years 2002 and 2004 have not been assessed by the National Tax Administration (“NTA”). Administrative remedies filed for 1997, 1996, and 1995 tax returns were as follows:
(a)	NTA re-assessed the tax return for 1995 and requested additional tax payment of NT$ 91,772. The Company had made half of the requested tax payment and filed a petition with

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS– (continued)
(Amounts in thousands except shares, per share data and percentages)
the Ministry of Finance (“MOF”). On March 29, 2004, MOF revoked the petition and requested NTA to re-assess the 1995 tax return. On January 24, 2006. NTA re-assessed the tax return for 1995 again and requested additional tax payment of NT$45,886. The Company has filed a petition on February 22, 2006.

(b)	NTA re-assessed the tax return for 1996 and requested additional tax payment of NT$ 114,585. The Company had made half of the requested tax payment and filed a petition with MOF “on December 26, 2002”. In May 2003, the petition was denied. The Company then filed an administrative lawsuit on July 11, 2003. The Court began processing the case on August 31, 2004 and final ruling was announced in December 7, 2004 in favor of NTA. The Company has lodged an appeal on January 17, 2005.

(c)	NTA re-assessed the tax return for 1997 and requested additional tax payment of NT$ 83,992. The Company had made half of the requested tax payment and filed a petition with MOF on April 1, 2004. On July 29, 2004, MOF revoked the petition and requested NTA to re-assess the 1997 tax return.
d.	Deferred tax assets and liabilities as of December 31, 2005 and 2004 were as follows:

		2005.12.31	2004.12.31
(a)	Total deferred tax assets	$10,179,028	$9,290,483

(b)	Total deferred tax liabilities	$—	$—

(c)	Valuation allowance for deferred tax assets	$8,499,600	$7,413,092

(d)	Deferred tax assets or liabilities generated from temporary differences:

	2005.12.31		2004. 12.31
	Amount	Tax effect	Amount	Tax effect
Recognition of depreciation expense	$1,252,012	$313,003	$172,257	$43,064

Loss on assets impairment- assets to be disposed	$510,482	$127,620	$—	$—

Recognition of amortization expense	$2,504	$626	$8,776	$2,194

Unrealized inventory provision	$2,468,479	$617,120	$3,218,877	$804,719

Unrealized investment losses	$5,703,963	$1,425,991	$4,323,326	$1,080,832

Unrealized royalty expense	$614,677	$153,669	$701,770	$175,443

Unrealized pension expense	$448,862	$112,216	$91,094	$22,773

Unrealized bad debt expense	$85,757	$21,439	$135,918	$33,979

Unrealized exchange losses	$29,113	$7,278	$330,476	$82,619

Unrealized interest expense	$67,632	$16,908	$60,373	$15,093

Amortization of capacity variance	$450,379	$112,595	$34,843	$8,711

Others	$21,418	$5,354	$20,694	$5,174

Loss carry-forward	$17,382,270	$4,345,568	$13,940,440	$3,485,110

Investment tax credits		$2,919,641		$3,530,772

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS– (continued)
(Amounts in thousands except shares, per share data and percentages)

		2005.12.31	2004.12.31
(e)	Deferred tax assets – current	$2,601,831	$2,437,267
	Valuation allowance – current	(2,601,831)	(2,437,267)

	Net deferred tax assets – current	—	—
	Deferred tax liabilities – current	—	—

	Net deferred tax assets and liabilities – current	$—	$—

	2005	2004
Deferred tax assets – non-current	$7,577,197	$6,853,216
Valuation allowance – non-current	(5,897,769)	(4,975,825)

Net deferred tax assets – non-current	$1,679,428	1,877,391
Deferred tax liabilities – non-current	—	—

Net deferred tax assets and liabilities – non-current	$1,679,428	$1,877,391

		2005	2004
(f)	Income taxes payable from continuing operation	$—	$—
	Tax benefit from recognition of depreciation expense	(269,939)	(613,901)
	Tax benefit from recognition of assets impairment-assets to be disposed	(127,620)	—
	Tax expense (benefit) from recognition of unrealized inventory provision	187,599	(463,367)
	Tax expense (benefit) from recognition of unrealized royalty expense	21,774	(121,164)
	Tax expense from recognition of unrealized loss of disposal of property, plant and equipment	—	3,865
	Tax expense from recognition of unrealized lawyer fees	—	5,463
	Tax benefit from recognition of unrealized pension expense	(89,443)	(5,911)
	Tax expense (benefit) from recognition of unrealized bad debt expense	12,540	(23,024)
	Tax benefit from recognition of unrealized investment gains	(345,159)	(295,393)
	Tax benefit from recognition of unrealized foreign exchange gains	—	(20,060)
	Tax expense (benefit) from recognition of unrealized foreign exchange losses	75,341	(82,169)
	Tax (benefit) expense from amortization of capacity variance	(103,884)	67,471
	Tax expense (benefit) from investment credits	611,131	(294,120)
	Tax expense from valuation allowance	1,086,508	1,705,439
	Tax (benefit) expense from losses carry-forward	(860,458)	165,890
	Over accrual of prior year’s tax expense	—	(24,347)
	Others	(428)	(4,672)

	Income tax expense	$197,962	$—

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS– (continued)
(Amounts in thousands except shares, per share data and percentages)
(g)	Information related to the imputation of shareholders’ income taxes:

	2005.12.31	2004.12.31
Available shareholders’ tax credits	$118,259	$108,983

Expected (actual) ratio of shareholders’ tax credits	—	—

(h)	Information related to undistributed retained earnings:

	2005.12.31	2004.12.31
After 1998	$(21,388,090)	$(13,886,018)

(26)	Pension Fund
a.	The information of defined benefit pension plan were as follows:

b.	The components of net pension cost are as follows:

	For the year ended December 31,
	2005	2004
Service cost	$83,782	$119,969
Interest cost	37,108	30,326
Expected return on plan assets	(22,922)	(22,906)
Amortization of prior service cost	4,394	4,394

Net pension cost	$102,362	$131,783

The key assumptions underlying the value of the pension assets and obligations are as follows:

	For the year ended December 31,
	2005	2004
Discount rate	2.5%	3.5%
Rate of increase in future compensation levels	3.0%	3.0%
Expected long-term rate of return on plan assets	2.5%	3.5%

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS– (continued)
(Amounts in thousands except shares, per share data and percentages)
The funded status of the Company’s pension plan on December 31, 2005 and 2004 is as follows:

	2005.12.31	2004.12.31
Pension obligation Vested benefit obligation	$—	$—
Non-vested benefit obligation	(647,474)	(649,133)

Accumulated benefit obligation	(647,474)	(649,133)
Effects of future payment increase	(413,357)	(428,184)

Projected benefit obligation	(1,060,831)	(1,077,317)
Plan assets at fair value	727,155	679,505

Plan assets in excess of projected benefit obligation	(333,676)	(397,812)
Unrecognized net transition obligation	46,383	49,475
Unrecognized prior service cost	24,202	25,504
Unrecognized net (gain) loss	(78,387)	38,396
Understate	—	5,781
Accrued pension under LPA	(28,139)	—

Accrued pension cost	$(369,617)	$(278,656)

As of December 31, 2005 and 2004, the Company’s Employee’s Retirement Fund deposited in the Central Trust Bank amounted to NT$727,155 and NT$679,505, respectively.

b.	For the year ended December 31, 2005, the net pension cost under LPA, defined contribution pension plan, amounted to NT$55,007.
(27)	Sales Revenue

	For the year ended December 31,
	2005	2004
Revenues from sales of products	$18,544,965	$22,881,358
Service revenues	14,083	27,812
Others	100,568	156,799

Total	18,659,616	23,065,969
Less: Sales return and sales discount	(92,351)	(115,521)

Net sales revenue	$18,567,265	$22,950,448

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS– (continued)
(Amounts in thousands except shares, per share data and percentages)
(28)	Payroll, Depreciation and Amortization Expenses

	For the year ended December 31,
	2005			2004
	Under	Under		Under	Under
	cost of goods sold	operating expense	Total	cost of goods sold	operating expense	Total
Payroll
Salary	$1,405,747	$1,352,666	$2,758,413	$1,456,343	$1,215,574	$2,671,917
Insurance	101,761	79,560	181,321	103,268	74,077	177,345
Pension	77,847	77,693	155,540	67,658	64,125	131,783
Meal	62,535	38,956	101,491	63,534	38,806	102,340

Total	$1,647,890	$1,548,875	$3,196,765	$1,690,803	$1,392,582	$3,083,385

Depreciation	$6,268,735	$459,745	$6,728,480	$6,628,811	$454,752	$7,083,563

Amortization	$39,973	$310,998	$350,971	$43,326	$329,446	$372,772

			(Note)			(Note)
(Note) Amortization excludes interest expenses amortized for deferred assets.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS– (continued)
(Amounts in thousands except shares, per share data and percentages)
5. Related Party Transactions
(1)	Related parties and their relationships associated with the Company:

Related parties	Relationship
Macronix America Inc. (“MXA”)	The Company’s equity investee
Macronix (BVI) Co., Ltd. (“BVI”)	The Company’s equity investee
Magic Pixel Inc. (“MPI”)	The Company’s equity investee
Macronix (Hong Kong) Co., Ltd. (“MX (HK)”)	A subsidiary’s equity investee (On April 26, 2005, the Company had a common control transaction under which MX(HK) was transferred from the Company to BVI.)
MaxNova Inc. (“MaxNova”)	The Company’s equity investee
Joyteck Co., Ltd. (“Joyteck”)	The Company’s equity investee
Procomm Inc. (“Procomm”)	The Company’s equity investee
Prominent Communications, Inc. (”Prominent”)	Procomm’s equity investee
Wedgewood International Ltd.	A subsidiary’s equity investee Merged with BVI on June 15, 2005
New Trend Technology Inc. (“NTTI”)	A subsidiary’s equity investee
Macronix Europe NV. (“MXE”)	A subsidiary’s equity investee
Macronix Pte. Ltd. (“MPL”)	A subsidiary’s equity investee
Macronix Japan (Cayman Islands) Limited (“MXJ”)	A subsidiary’s equity investee
Raio Technology Co., Ltd. (“Raio”)	A subsidiary’s equity investee (Raio was not a related party since December, 2005)
Biomorphic Microsystems Corporation (“BC”)	A subsidiary’s equity investee
Biomorphic VLSI, Inc. (“Biomorphic”)	BC’s equity investee
Tower Semiconductor Ltd. (“Tower”)	A subsidiary served under the Board
FueTrek Co., Ltd. (“FueTrek”)	A subsidiary served under the Board
Ardentec Corporation (“Ardentec”)	The Company served under the Board
Macronix Education Foundation (“MXIC Education”)	The Company’s executive director served as the Chairman
MegaChips Corporation (“MegaChips”)	One of its sister company served under the Board
MegaChips LSI Solutions Inc. (“MagaChips LSI”)	A subsidiary of MegaChips
MegaChips LSI Solutions Inc. Taiwan Branch (“MegaChips LSI Taiwan Branch”)	Taiwan Branch of MegaChips LSI
Macronix Microelectronics (Suzhou) Co., Ltd.	A subsidiary’s equity investee

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)

Related parties	Relationship

(2)	Significant Transactions with Related Parties:
a.	Sales to related parties were as follows:

	For the year ended December 31,
	2005		2004
Related parties	Amount	% of net sales	Amount	% of net sales
MegaChips LSI	$5,574,616	30.02%	$—	—%
MX(HK)	1,699,578	9.15%	2,098,888	9.15%
MXA	650,133	3.50%	980,487	4.27%
MXE	519,523	2.80%	1,077,416	4.69%
MegaChips LSI Taiwan Branch Taiwan Branch	165,617	0.89%	—	—%
MPI	159,792	0.86%	175,894	0.77%
BC	53,649	0.29%	239,748	1.04%
Others	8,183	0.05%	46,582	0.20%

Total	$8,831,091	47.56%	$4,619,015	20.12%

Sales prices to MXA, MXE and MX(HK) are negotiated based on those charged to ultimate customers and are not comparable to those to regular customers as MXA, MXE and MX(HK) are the primary regional distributors. Sales to MPI are priced at a markup on the unit cost, which is not applicable to those to other customers. Sales prices to MegaChips LSI, MegaChips LSI Taiwan Branch and BC are not comparable with those to regular customers as the company is the sole provider for them.

The payment term with the related parties is between 30 to 60 days, similar to that with regular customers.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)
b.	Expenses paid to related parties were as follows:

		For the year ended
		December 31,
Related parties	Account	2005	2004
MXA	Selling expenses	$97,346	$125,192
MXJ	Selling expenses	91,514	12
Tower	Research and development expenses	43,761	213
MaxNova	Research and development expenses	30,056	22,930
BVI	Administrative expenses	28,660	125,094
MPL	Selling expenses	15,231	15,109
MXE	Selling expenses	10,666	23,094
MXIC Education	Administrative expenses	10,166	16,300
MPI	Research and development expenses	7,953	64,188
MXHK	Selling expenses	5,109	—
NTTI	Research and development expenses	3,466	20,866
FueTrek	Research and development expenses	3,780	—
MegaChips	Selling expenses	1,452	—
MegaChips	Research and development expenses	63	—

Total		$349,223	$412,998

c.	Purchase of assets from related parties were as follows:

		For the year ended December 31,
Related parties	Items	2005	2004
Joyteck	Fixed assets	$631	$—

d.	Sales of assets to related parties were as follows:
(a)	There were no sales of assets to related parties occurred for the year ended December 31, 2005.

(b)	For the year ended December 31,2004:

Related parties	Items	Book Value	Gain
MaxNova	Fixed assets	$166	$19
MPI	Computer software	7	—

Total		$173	$19

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)
e.	Subcontract processing charges from related parties were as follows:

	For the year ended December 31,
Related parties	2005	2004
Ardentec	$218,274	$260,199

Subcontract processing charges were recorded as manufacturing expenses.

f.	Operating leases to related parties were as follows:

Related parties	For the year ended December 31,
	2005	2004
MaxNova	$3,384	$3,384
MPI	4,596	3,835
Raio	1,649	1,295
BC	592	—
Joyteck	515	1,105

Total	$10,736	$9,619

The lease income from the related parties was charged monthly and recorded as other income under non-operating income.

g.	Wafers purchased from related parties were as follows: (Such purchases were included under materials.)

		For the year ended December 31,
Related parties	2005		2004
		% of net		% of net
	Amount	purchases	Amount	purchases
Tower	$188,562	3.31%	$19,959	0.29%
MegaChips Taiwan Branch	53,380	0.94%	—	—%

Total	$241,942	4.25%	$19,959	0.29%

Wafer prices purchased from related parties is not comparable with other vendors since the manufacturing processes are different. The payment term with the related parties is between 30 to 45 days.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)
h.	Commodities purchased from related parties were as follows:

	For the year ended December 31,
Related parties	2005		2004
		% of net		% of net
	Amount	purchases	Amount	purchases

Procomm Inc.	$3,496	0.06%	$—	—%
Raio	1,285	0.02%	1,570	0.02%

Total	$4,781	0.08%	$1,570	0.02%

i.	The Company had entered into IP license agreements with FueTrek in 2002 and 2004 and obtained related technology. The IP license agreements totaled approximately NT$19,743 (JPY$65,650) has been paid in full as of December 31,2005, and was recorded as deferred charges and amortized over the contract terms.
(3)	Receivables and Payables with the Related Parties:
a.	Accounts receivable

Related parties	2005.12.31	2004.12.31
MegaChips LSI	$525,143	$—
MXHK	325,821	248,626
MegaChips LSI Taiwan Branch	126,876	—
MXE	73,462	32,134
BC	24,765	95,443
MPI	20,339	29,447
MXA	16,965	39,921
Raio	8,432	1,879
MegaChips	3,453	—
Other	1,515	9,926

Total	1,126,771	457,376
Less: Allowance for doubtful accounts	(20,390)	(3,444)

Net	$1,106,381	$453,932

b.	Other receivables from related parties

	2005.12.31	2004.12.31
MegaChips LSI	$49,911	$—
Less: allowance for doubtful accounts	(11,532)	—

Net	$38,379	$—

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)
The receivable above have passed due dates and were therefore reclassified to other receivable.

c.	Account payables

Related parties	2005.12.31	2004.12.31
MXA	$62,976	$59,165
Tower	56,108	—
Ardentec	16,298	38,335
MXJ	6,159	7,784
MXE	4,843	6,216
Others	798	17,627

Total	$147,182	$129,127

(4)	In 2002, the Board of Directors approved to provide guarantee with a ceiling of USD$150,000 in total for BVI, its subsidiaries, for debts and derivative financial instrument transactions. In addition, on April 28, 2003, the Board approved a NT$100,000 guarantee for letters of credit issued to MX(HK). The summary was listed as follows:

Related parties	2005.12.31	2004.12.31
Wedgewood International Ltd.	—	USD82,000
Macronix (BVI) Co., Ltd.	USD58,600	31,600
Subtotal	USD58,600	USD113,600

MX(HK)	$—	$100,000

Note: Wedgewood International Ltd. was merged with Macronix (BVI) on June 15, 2005.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)
6.	Assets Pledged as Collaterals

The Company pledged its assets for the security to foreign labor employment, customs clearance deposits, deposits for executing technology agreement with government, guarantees for investees, deposit for land leases, capital leases and long-term loans. Assets pledged as collaterals were as follows:

Account	2005.12.31	2004.12.31
Restricted cash-current	$1,928,913	$2,108,219
Property, plant and equipment	6,656,690	15,644,550
Assets to be disposed	4,939,213	—

Total	$13,524,816	$17,752,769

7.	Commitments and Contingencies

As of December 31, 2005, the Company’s commitments and contingencies excluded in the financial statements were as follows:
(a)	Letters of credit issued for future deliveries of equipment amounted to NT$17,959.

(b)	The Company’s significant construction and machinery contracts totaled approximately NT$1,857,463. As of December 31, 2005, the Company has paid NT$1,607,005 pursuant to these contracts. Future irrevocable payment in total is NT$250,459.

(c)	The land on which the Company located was leased from the HSP. The lease term is from 1990 to 2020. The irrevocable lease payments will be NT$69,348 for Year 2006, NT$325,146 in total for the period from 2007 to 2011 and NT$198,502 in total for the period from 2012 to 2020.

(d)	Certain debt agreements, entered into by the Company with several banks require the Company to issue additional common shares for cash when the Company’s debt to equity ratio is greater than 1.2, or when the Company’s current ratio exceeds 1.0 at the end of the fiscal year and the medium-term loan with one bank, requires the Company’s debt ratio under 1.0 and the book value greater than NT$25,000,000 of semi and annual audited report, otherwise the bank will review the credit line.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)
(e)	The Company entered into an operating lease agreement of US$2,608 for R&D software. The lease term is from 2003 to 2006. The lease obligations shall be paid annually in four installments, starting from November 30, 2003 to October 31, 2006. As of December 31, 2005, the Company has paid US$2,131 pursuant to the agreement. Future irrevocable payment is US$477 for 2006.

(f)	The license fees for the products license agreements entered into between the Company, A Company and B Company totaled US$46,000. As of December 31, 2005, the Company has paid US$41,000 pursuant to the agreements. Future irrevocable payment is US$5,000.

(g)	The license fee for the products license agreement entered into by the Company and C Company totaled US$2,907. As of December 31, 2005, the Company has paid US$2,907 pursuant to the agreement. No royalties were paid for the year ended December 31, 2005, as licensed products had not been commercialized.

(h)	The Company entered into a technology agreement with D Company. As of December 31, 2005, the fixed license fees for the technology agreement have been fully paid. Additional running royalties will be charged based on percentage of net sales from the licensed products pursuant to the agreement. According to the agreement, the Company is required to prepay USD$24,000 of running royalties. As of December 31, 2005, US$24,000 has been paid. Unused running royalties estimated by the Company was NT$629,538, of which NT$135,364 was recorded under prepaid expenses, while NT$494,174 was under deferred charges.

(i)	In 2004, the Company entered into two addendums to the technology agreement stated in (h) above with D Company. The fixed license fee for the addendums to the technology agreement totaled US$7,500. As of December 31, 2005, the Company has accrued US$250 of license fees and US$1,250 has been paid. No running royalties, charged based on percentages of net sales from licensed products as determined under the addendums, were paid for the year ended December 31, 2005 as licensed products had not been commercialized.

(j)	In August 1997, Atmel Corporation (“Atmel”) filed a complaint against MXA for infringement of Atmel’s patents No. 096 and 747. MXA applied for Motion for Summary Judgement for both patents. On January 14, 2002, the Court issued an order denying Atmel’s motion to correct inventorship of the 747 patent. Based on that order, MXA had sought a ruling of invalidity of the 747 patent due to incorrect inventorship, and kept awaiting the Court’s decision. On May 14, 2003, the Court granted the Company’s Motion for Summary Judgement of invalidity of the 747 patent due to nonjoinder of a co-inventor. Specifically, the Court’s

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)
Order found that all claims of the 747 patent were invalid for nonjoinder of a co-inventor. The Court has also granted the Company’s Motion for Summary Judgement against three of the four asserted claims of the 096 patent, leaving only one claim to be litigated on the 096 patent. Both parties applied for summary judgment for infringement of the 096 patent. On February 23, 2004, the court revoked both parties’ summary judgments as the evidence was insufficient. However, the court’s explanation of inventorship was in favor of MXA. On April 16, 2004, MXA applied “Renewed Motion for Summary Judgment of Non-infringement” according to the court explanation of the patents’ scope. After Atmel applied the counterplea on May 26, 2004, MXA replied to Atmel’ counterplea on June 18, 2004. On September 9, 2004, Atmel and MXA reached a settlement that both parties agree to withdraw from the issue with no claim of loss reimbursement. The Court dismissed the case accordingly.

On April 1, 2002, certain shareholders of Tower Semiconductor Ltd. (“Tower”) filed a lawsuit in U.S., naming Tower, several shareholders (including the Company), and Board members (including Miin Wu, one of the Board member and the chairman and the President of the Company) as defendants, alleging the defendants for violation of U.S. Securities Exchange Act of 1934 Section 14(a), Section 20(a) and Rule 14a-9. The Court overruled the alleging in August 19, 2004. One of the shareholders has further appealed. The Company believes it has meritorious defense to the case.
8.	Significant Disaster Losses

No significant disasters occurred during the year ended December 31, 2005.

9.	Significant Subsequent Events

In order to improve the financial structure and to offset accumulated deficits, the Provisional Meeting of Shareholders held on November 16, 2005 approved to cancel 2,079,474,542 shares amounted to NT$20,794,745. The cancellation of common stocks have been approved by the R.O.C. SFC. Also, the Board Meeting held on February 7, 2006 approved to issue 100,000 shares by private placement at NT$8.07 per share. The measurement dates of capital reduction and raising were February 16 and February 17, 2006, respectively. Registration has not been completed.

In order to start the advanced process technology development and 12” wafer manufacturing and to enhance the product competitiveness shortly, the Provisional Broad Meeting held on January 18,

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)
2006, approved to sell the FAB III building, clean room and adjunctive facilities to Powerchip Semiconductor Corporation at NT$5,300,000.

On February 7, 2006, the Broad Meeting approved to issue 691,000 units of stock option rights at the Fourth Issuance of 2005 Employee Stock Option Plan. The issuance date of the caption option was on February 7, 2006 with the exercise price at NT$5.72 per unit.

On March 7, 2006, Spansion, Inc. filed a trademark related lawsuit against Macronix International Co., Ltd. (“MXIC”) and its subsidiary Macronix America Inc. (“MXA”) in the U.S. District Court — Northern District of California (Case No. C 06-1733 MJJ). MXIC and MXA will respond to the complaint prior to May 26, 2006.

10.	Financial Instruments
(1)	Derivative instruments:

	2005.12.31		2004.12.31
	Contract amount or	Credit	Contract amount or	Credit
Financial Instrument	Notional amount	Risk	Notional amount	Risk
Option written for hedging purpose	—	—	USD1,500	—
		—	NTD47,700	—
Forward	—	—	USD6,000	—
a.	Credit risks represent forward exchange contracts with a positive fair value factoring in the offsetting effect of the master netting arrangement as of the balance sheet date. If the credit risks were positive and the transaction party breached the contract, the Company would incur a loss. However, the possibility of incurring a loss is remote since the Company’s counter parties are reputable.

b.	Market value risks:

Market value risks are insignificant due to the hedging purpose of the option contracts . The gains or losses from fluctuations of interest and exchange rates will be offset by the gains or losses from the underlying assets and liabilities denominated in foreign currencies. In addition, market value risk in the structured deposits contracts and option written contracts shall be consider low because the range of foreign exchange rates ix fixed.

c.	Liquidity risks:

No significant cash flow risks are expected as the exchange rates on the forward contracts are fixed. The Company expects insignificant liquidity risk from structured deposits as the Company has and

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)
expects to have sufficient Japanese Yen and US dollar assets to meet the cash requirement.

d.	Types of derivative financial instruments, purposes of holding the derivative financial instruments and the strategies for achieving the hedging purpose were as follows:

The Company’s derivative financial instruments are entered into for hedging and cross-out purposes. The purposes of forward exchange contracts, option contracts and cross currency swaps for hedging purpose were to hedge exchange rate risks resulting from assets, liabilities or commitments denominated in foreign currency. The Company’s hedging strategies were to mitigate into market price risks. Derivative financial instruments selected for hedging purposes are reviewed and anti-co-related with the fluctuation of the fair value of derivatives hedged. Derivatives are evaluated periodically. In addition, the primary purposes of holding structured deposit contracts are to earn higher interest revenue within a fixed range of foreign exchange rates, while premium received from written option contracts is offset by those paid for purchased option contracts.

e.	Presentation of derivative financial instruments:

Forward exchange contracts receivable and payable are reported under current assets or liabilities on a net basis if right of offset exists. As of December 31, 2004, the balance was as follows:

Contract Receivable
Forward contracts receivable	$192,398
Forward contracts payable	(190,260)
Premium	304

Forward contracts receivable(payable)-net	$2,442

(i)	The net balance of forward contracts was included under other receivable.

(ii)	Foreign exchange gains (losses) from derivatives for the years ended December 31, 2005 and 2004 amounted to NT$9,061 and NT$(13,442), respectively. Gains and losses related to option contracts are dealt with in the statement of operations upon exercise.

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)
(2)	Fair value of financial instruments:

	2005.12.31		2004.12.31
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Non-derivatives
Assets
Cash, cash equivalents and restricted cash	$11,348,396	$11,348,396	$11,816,627	$11,816,627
Notes and accounts receivable (including receivables from related parties)	2,657,757	2,657,757	2,483,874	2,483,874
Other receivables (including receivables from related parties)	162,691	162,691	210,799	210,799
Long-term investments-market value unavailable	1,403,436	1,403,436	3,851,158	3,851,158
Long-term investments-market value available	261,192	812,791	54,067	286,880
Liabilities
Short-term debts	130,000	130,000	1,042,282	1,042,282
Short-term notes	—	—	99,924	99,924
Payables	3,928,568	3,928,568	3,802,408	3,802,408
Long-term debts (including current portion) -with variable interest rates	7,413,038	7,413,038	9,072,414	9,072,414
Capital lease obligations (including current portion)	—	—	303,446	300,944
Bond payable (including current portion)	3,000,000	3,038,616	3,000,000	3,033,097
Debentures	—	—	437,093	444,848
Other Liabilities (occurred by long-term investment)	272,597	272,597	—	—
Derivatives Hedging:
Asset Forward	—	—	—	1,477
Trading:
Liabilities
Options written for hedging purpose	—	—	—	(165)

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)
The methods and assumptions used to estimate the fair value of derivative financial instruments were as follows:
(a)	The fair value of the Company’s short-term financial instruments was based on the book value of those instruments at the reporting date due to their short maturities. This method was applied to cash and cash equivalents, restricted cash, receivables, payable, short-term debts and short-term notes.

(b)	The fair value of the Company’s marketable securities was based on the market prices at the reporting date if the market prices were available. The fair value of the Company’s marketable securities is based on financial data or any other information if market prices were not available.

(c)	The fair value of the Company’s long-term debts including current portion bearing variable interest rates was estimated using the book value of the debt at the reporting date.

(d)	The fair values of bonds payable and debentures were based on the market prices at the reporting date. The fair value of capital lease obligations was estimated using the discounted cash flow cash flow method base on the Company’s borrowing rates for similar types of borrowings.

(e)	The fair value of derivative financial instruments (normally includes unrealized gains or losses from outstanding forward exchange contracts) was assumed to be based on the amount that the Company was entitled to receive or obligated to pay if the Company terminated the contracts at the balance sheet date.
11.	Segment Information
a.	Major customers:

Sales to customers representing over 10% of net sales were as follows:

	For the year ended December 31,
	2005		2004
Customer	NT$	%	NT$	%
A	$5,574,616	30.02%	$5,506,296	24.00%

English Translation of Financial Statements Originally Issued in Chinese
MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS- (continued)
(Amounts in thousands except shares, per share data and percentages)
b.	Export sales:

Export sales for the year 2005 and 2004 were as follows:

	For the year ended December 31,
	2005		2004
Region	NT$	%	NT$	%
North America	$629,235	3.39%	$980,911	4.27%
Europe	519,523	2.80%	1,077,416	4.70%
Asia	11,782,917	63.46%	13,907,712	60.60%

Total	$12,931,675	69.65%	$15,966,039	69.57%

c.	Geographic data:

The Company has no significant foreign operations.

d.	Industry data:

The Company operates primarily in one industry segment, which being designing, manufacturing and supplying of integrated circuits and memory chips.
12.	In order to build up the professional wafer foundry business and strengthen group’s synergy, the Broad Meeting held on October 25, 2005, approved to hold Operating Center-FABI as an independent subsidiary.

13.	Certain accounts in the financial statements of the Company as of December 31, 2004 have been reclassified to conform to the presentation of the current period.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: May 10, 2006	By:	/s/ Paul Yeh

Name: Paul Yeh
Title: Associate Vice President of Finance Center